SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                        May                          , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3--2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: May 16, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, MAY 16, 2005

Shell Canada provides notification of Investor Meeting webcast

Calgary, Alberta - Shell Canada Limited will host an Investor Meeting on Wednesday, May 18, 2005 in Calgary, Alberta. At this half-day session for invited institutional investors and analysts, members of Shell Canada’s senior management team will present a comprehensive review of their respective business areas. To accommodate a wider audience, the presentations will be webcast.

The following agenda provides details of the Shell presentations:

8:00 a.m.	Introduction and overview, Clive Mather, President and CEO

8:25 a.m.	Exploration and Production, Ian Kilgour,
Sr. Vice President, Exploration & Production

9:10 a.m.	Oil Sands, Neil Camarta, Sr. Vice President, Oil Sands

9:45 a.m.	Break

10:15 a.m.	Oil Products, David Weston, Sr. Vice President, Oil Products

10:50 a.m.	Financial overview, Cathy Williams, Chief Financial Officer

11:10 a.m.	Summary and closing remarks, Clive Mather

(Mountain Daylight Times)

The live webcast of the meeting and presentations can be accessed from www.shell.ca/invday.  An archived version of the webcast will also be available following this event at the same URL.

For more information contact:

Jim Fahner Manager, Investor Relations (403) 691-2175